Contact

www.linkedin.com/in/vincent-brusco-jr-95549055 (LinkedIn)

Top Skills

Talent Development
Direct Sales
Sales Operations

Vincent Brusco JR

Founder & CEO of Agora Social Club/Facilitator of the Council of Dudes Podcast and Men's Group/Certified Life Coach

New Rochelle, New York, United States

Summary

Creative, articulate, personable, and energetic professional
A strong independent contributor who works effectively in a team environment
A Highly motivated leader who consistently meets and exceeds goals
Empathetic with an innate ability to engage, quickly build trust and communicate effectively

Experience

Agora Social Club
Founder/CEO
April 2024 - Present (2 years)
Larchmont, New York, United States

Founder and CEO of Agora Social Club, a modern men's community focused on leadership, accountability, and personal growth. I help men build clarity, confidence, and discipline through coaching, group facilitation, and community.

Host of The Council of Dudes Podcast, where I lead honest conversations on life's journey, mindset, relationships, and personal responsibility.

As a Men's Group Facilitator, I create structured spaces for accountability, growth, and meaningful connection. As a Certified Life Coach, I work one-on-one to break limiting patterns, build strong habits, and live with purpose.

Autonation Jaguar Land Rover New Rochelle
Sales Manager
July 2023 - September 2024 (1 year 3 months)

Jack Daniels Porsche
Sales Manager
July 2022 - July 2023 (1 year 1 month)

- Coordinated and manage vehicle deliveries, maintaining client satisfaction

- Monthly sales averaged over $500k
- Provided Sales Associates with proper training and coaching to navigate sales
- Assisted in negotiations/overcoming objections and finalizing the sale
- Resolved all client-based issues rooted in Sales, Service, and Accounting
- Followed Market Trends for pre-owned cars to determine pricing and current values
- Inspire and Motivate the Sales Team to achieve goals in both professional and personal lives.
- Create and Cultivate a positive work environment rooted in respect, transparency and open communication

Self Description:
Creative, articulate, personable, and energetic professional;
A strong independent contributor who works effectively in a team environment;
A highly motivated leader who consistently meets and exceeds goals;
Empathetic with an innate ability to engage, quickly build trust and communicate effectively.

BMW of Mamaroneck

Sales Manager

February 2019 - July 2020 (1 year 6 months)

Honda of New Rochelle

9 years 2 months

Sales Manager

January 2010 - February 2019 (9 years 2 months)

Counsel of Excellence Gold Level Sales Consultant

January 2010 - August 2012 (2 years 8 months)
Honda of New Rochelle

-Engages prospective customers in a confident, friendly and approachable manner, from their entry onto the lot, through the showroom, the test drive, and finally to their leasing and test driving options.
-Develops relationships with clients to provide a level of service that meets their needs, providing them with the best suitable option for their lifestyle and budget.
-Liaises with client's insurance companies and provide appropriate liens and vehicle information.

-Negotiates appropriate contract terms between client and dealership, ensuring needs of all parties are met.
-Utilizes current dealership vehicle information and competitor product research to remain updated on market/industry trends.
-Continues to review and keep updated on changes in pricing, leasing programs, monthly incentives, campaigns and tradeshows.
-Effectively manages deadlines and consistently strives to obtain specific sales targets as outlined by management.

Patch

Inside Sales Executive at Patch.com/AOL Local

August 2012 - January 2013 (6 months)

New York, New York

Patch is AOL Local's innovative new way to find out about, and participate in, what's going on near you in over 900 communities throughout the nation. We're a community-specific news and information platform dedicated to providing comprehensive and trusted local coverage for individual towns and communities.

As an Inside Sales Executive I provide advertising content for Patch sites through the nation while assisting local businesses develop and execute successful local campaigns.

Cox Radio

On-Air Personality

February 2009 - June 2010 (1 year 5 months)

West Babylon, New York

-Managed Board Operations through Audio Vault software.
-Executed airing of sponsor/station commercials and music at designated time slots ensuring seamless transitions for the audience.
-Clearly and concisely provided daily news stories, station information and promotions to the audience.
-Edited weekly programs using Adobe Audition software.

Education

University at Albany

Bachelor's degree, Communications · (2003 - 2006)